                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 15)*

                         KELLOGG COMPANY
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          487836 10 8
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                        Page 1 of 4 pages
                          SCHEDULE 13G

CUSIP NO.   487836 10 8            PAGE   2   OF   4   PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEORGE GUND II

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a)  [ ]
                                                       (b)  [x]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

                         SOLE VOTING POWER
                    5
 NUMBER OF               112,000
  SHARES
BENEFICIALLY             SHARED VOTING POWER
  OWNED BY          6
    EACH                 25,076,200
  REPORTING
   PERSON                SOLE DISPOSITIVE POWER
    WITH            7
                         -0-

                         SHARED DISPOSITIVE POWER
                    8
                         6,967,726

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     25,188,200

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9

     11.1%

12   TYPE OF REPORTING PERSON*  IN   The filing of this statement
     shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of all of the securities covered by this statement.

              *SEE INSTRUCTION BEFORE FILLING OUT!
                        Page 2 of 4 pages
                        Page 3 of 4 pages
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

            Under the Securities Exchange Act of 1934

                      TEXT OF SCHEDULE 13G

                        AMENDMENT NO. 15


Item 1(a).     Name of Issuer:  Kellogg Company

Item 1(b).     Address of Issuer's Principal Executive Offices:
               235 Porter Street, Battle Creek, Michigan  49106

Item 2(a).     Name of Person Filing:  George Gund III

Item 2(b).     Address of Principal Business Office, or, if none,
               Residence:  1821 Union Street, San Francisco,
               California  94123

Item 2(c).     Citizenship:  U.S.A.

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number:  487836 10 8

Item 3.   Not Applicable.

Item 4.   Ownership:

               (a)  Amount Beneficially Owned:  25,188,200

               (b)  Percent of Class:  11.1%

               (c) Number of shares as to which such person has:

                      (i) sole power to vote or to direct the
                          vote:  112,000
                     (ii) shared power to vote or to direct the
                          vote:  25,076,200**
                    (iii) sole power to dispose or direct the
                          disposition of:  -0-
                     (iv) shared power to dispose or to direct
                          the disposition of:  6,967,726**

Item 5. Ownership of five percent or less of a class. Not applicable.

Item 6. Ownership of more than five percent on behalf of another person. Yes. Society National Bank, as
          Trustee of certain trusts.

                        Page 4 of 4 pages

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company. Not applicable.

Item 8. Identification and classification of members of the group. Not applicable.

Item 9.   Notice of dissolution of group.  Not applicable.

Item 10.  Certification.  Not applicable.

          The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of all of the securities covered by this statement.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Note: The number of shares noted in Items 4(c)(ii) and 4(c)(iv) includes 6,291,200 shares held by a nonprofit foundation of which the reporting person is one of six trustees and one of ten members, as to which shares any beneficial ownership is hereby disclaimed.



Dated:  February 11, 1994          /s/ George Gund III
                                   GEORGE GUND III